Exhibit 11.1

CAESARSTONE LTD.

INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (the "Policy") of Caesarstone Ltd. and its subsidiaries (collectively, "Caesarstone"). The Policy establishes the policies and procedures that govern trading by Caesarstone personnel in Caesarstone securities. The Policy has been adopted by Caesarstone to fulfill its responsibilities as a public company under U.S. federal securities laws to prevent insider trading and to help its personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Caesarstone.  Should you have any questions regarding this Policy, please contact Caesarstone’s Chief Financial Officer, Nahum Trost, at Nahum.Trost@caesarstone.com, or Caesarstone’s General Counsel, Ron Mosberg, at ron.mosberg@caesarstone.com, or at +972 (4) 610-9239.

It is important that all Caesarstone personnel review the Policy carefully.  Noncompliance with the Policy is grounds for immediate dismissal. Failure to comply with the policies and procedures set forth below also can result in a serious violation of the U.S. federal securities laws, leading to potential civil and criminal penalties.

I. Scope of Policy

The restrictions imposed by the Policy apply to trading in any Caesarstone securities, as well as any instrument that derives its value from the price of Caesarstone securities, including but not limited to, puts, calls, warrants, options and convertible securities whether or not issued by Caesarstone (a "Derivative Security"), subject to the qualification, as provided in Part VI of this Policy, that all Covered Persons (as defined below) are prohibited from engaging in certain types of transactions, including short sales of (and economically equivalent transactions relating to) Caesarstone securities.  The restrictions imposed by the Policy also apply to trades in securities of any company about which any Covered Person learns material, nonpublic information in the course of performing his or her duties for Caesarstone, such as securities of any company with which Caesarstone may be entering into or negotiating major transactions and Derivative Securities of any of such securities.

II. Persons Subject to this Policy

The prohibitions set forth in this Policy apply to all directors, officers and employees of Caesarstone, (each such person subject to the Policy is referred to as a "Covered Person"). If designated by Caesarstone's Chief Financial Officer or General Counsel, the term “Covered Person” shall also include (1) consultants or representatives of Caesarstone, and (2) directors, officers and consultants of a joint venture in which Caesarstone has a financial interest ("Related Company").

Each of the policies and procedures under the Policy that is binding on a Covered Person also applies to the "Associates" of such Covered Person, which consist of: (i) any Family Member who resides in the household as a Covered Person; (ii) anyone else who lives in the household of a Covered Person; and (iii) any Family Member who does not live in the household of a Restricted Person but whose transactions in Caesarstone securities or Derivative Securities are directed by or subject to the influence or control of a Covered Person (such as parents or children who consult with you before they trade in Caesarstone securities or Derivative Securities).  Family Members consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships

In addition, Covered Persons are expected to be responsible for compliance with this Policy in connection with securities transactions by any trust or estate in which the Restricted Person or related individuals subject to this Policy is a settlor, beneficiary, trustee, executor or the like that has or shares with others the power to decide whether to buy or sell the Caesarstone securities or Derivative Securities; any partnership in which the Covered Persons or such related individuals is a general partner; and any corporation in which the Covered Person or such related individuals either singly or together own a controlling interest; and any trust, corporation, charitable organization or other firm entity, or group where the Covered Person or such related individuals has or shares with others the power to decide whether to buy or sell Caesarstone securities or Derivative Securities.

Situations may exist where a Covered Person has a record ownership of or beneficial interest in securities, but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser.  In such cases, this Policy is not intended to proscribe dealings in securities so long as the Covered Person has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility.  Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in Caesarstone securities or Derivative Securities.

III.          General Insider Trading Prohibition

Any Covered Person who possesses knowledge of any "material information" concerning Caesarstone that has not been disclosed to the public is prohibited from (i) purchasing, selling, gifting or otherwise transferring any Caesarstone securities or Derivative Securities, (ii) advising others to trade or to refrain from trading in Caesarstone securities or Derivative Securities, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade or to refrain from trading in Caesarstone securities or Derivative Securities. This would include the purchase, sale, gifting or other transfer by the Covered Person of any security of any other company (for example a competitor of Caesarstone or any other company which operates a business which is economically linked to Caesarstone) while the Covered Person possesses material non-public information obtained in connection with his or her employment by or service to Caesarstone. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

Any Covered Person who obtains, in the course of his or her employment with or engagement by Caesarstone, knowledge of any "material information" concerning any other company that has not been disclosed to the public is prohibited from (i) purchasing, selling, gifting or otherwise transferring any Caesarstone securities or Derivative Securities , (ii) advising others to trade in securities of such other company or Derivative Securities of such other company, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade in securities of such other company or Derivative Securities of such other company. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

For purposes of insider trading liability, it does not matter that delaying the transaction until the material, nonpublic information is disclosed or ceases to be material might cause the Covered Person or an associate of a Covered Person to incur a financial loss, or whether there is some independent reason for the transaction (such as the need to raise money for an emergency expenditure). In addition, except in the limited circumstances discussed below (see "Approved Plans"), it does not matter that a Covered Person or an Associate of a Covered Person may have decided to engage in a transaction before learning of the undisclosed material information. Further, it also is irrelevant that publicly disclosed information about Caesarstone would, without consideration of the undisclosed material information, provide a substantial basis for engaging in the transaction.  The federal securities laws do not recognize any such mitigating circumstances and further, even the appearance of an improper transaction must be avoided to preserve Caesarstone’s reputation for adhering to the highest standards of conduct.

Material Information

In general, information is considered material as it relates to any company if there is a substantial   likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company.  While this standard is not always easy to apply, any information that could be expected to affect the price of Caesarstone’s ordinary shares (or other Caesarstone security that is the subject of the transaction), whether positive or negative, should be considered material.

Some examples of information that is almost always regarded as material include: significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions; financial forecasts (especially earnings estimates); corporate restructurings; regulatory rulings; unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community; material changes to previously filed financial statements; credit rating changes; stock splits; stock dividends; equity or debt offerings; management changes; entry into or loss of a substantial contract not in the ordinary course of business; impending bankruptcy or the existence of severe liquidity problems; and similar matters.

Any Covered Person who has questions as to the materiality of any nonpublic information is advised to contact the Chief Financial Officer or the General Counsel of Caesarstone for guidance. When in doubt as to the materiality of any nonpublic information, Covered Persons should refrain from trading.

Public Disclosure

Disclosure of material information to the public generally means the disclosure of the information in a filing with the USA Securities and Exchange Commission (the "SEC") (such as Caesarstone's annual report on Form 20-K or current reports on Form 6-K) or otherwise released broadly to the marketplace (such as by a press release). More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. To ensure adequate disclosure, sufficient time should be permitted following public disclosure to allow the securities markets an opportunity to digest the news. Generally, two full trading days following the filing, release or publication is regarded as sufficient for dissemination and interpretation of material information by the securities markets.

Tipping

Covered Persons who cannot trade in Caesarstone securities, Derivative Securities, securities of any other company or derivative securities of such securities, by reason of the possession of material, nonpublic information also may not either (i) disclose such information to any other person for the purpose of allowing the other person to trade in the above securities or (ii) provide trading advice with respect to the above securities (even though the nonpublic information that provides the basis for the advice is not disclosed to the person). Any such disclosure or trading advice constitutes a violation of the federal securities laws (referred to as “tipping”) and can result in liability for both the tipper and the tippee, as well as for Caesarstone and supervisory personnel.

Prior Approval Requirement

In addition to compliance with the general prohibition on insider trading and the Blackout Periods described below, all directors and officers must obtain the approval of the Chief Financial Officer or the General Counsel of Caesarstone before effecting a trade in Caesarstone securities or any Derivative Security (the “Prior Approval Requirement”) (to the extent that such persons are permitted to trade in Derivative Securities consistent with the Short Sale Prohibition and Other Restricted Transactions described in Part V). The Prior Approval Requirement also applies to Associates of the foregoing individuals.  A request form for prior approval should be submitted 48 hours prior to the proposed transaction date. Covered Persons who have questions regarding Prior Approval Requirement are advised to contact the General Counsel.

None of the Company, the Financial Officer, or the General Counsel of Caesarstone will have any liability for any delay in reviewing, or refusal of, a request for preclearance submitted pursuant to this Section IV.B. Notwithstanding any preclearance of a transaction pursuant to this Section IV.B, none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for the legality or consequences of such transaction to the person engaging in such transaction.

Margin Accounts and Pledges

A Covered Person may not hold Caesarstone securities in a margin account or pledge Caesarstone securities as collateral because a margin or foreclosure sale may occur when such Covered Person is aware of material nonpublic information or otherwise prohibited from trading in Caesarstone securities.  Under certain circumstances an exception may be granted to pledge Caesarstone securities as collateral for a loan (not including margin debt) where the Covered Person clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. A request for approval must be submitted to the Chief Financial Officer or General Counsel of Caesarstone at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

IV.          Blackout Periods

In addition to compliance with the general insider trading prohibition, all Covered Persons, unless instructed otherwise by Caesarstone's Chief Financial Officer or General Counsel, are required to adhere to the following additional restrictions and procedures when trading in Caesarstone securities and Derivative Securities. Covered Persons are prohibited from (i) purchasing, selling, gifting or otherwise transferring any Caesarstone securities or Derivative Securities during blackout periods.  There are four regular blackout periods with respect to trading per year (the “Blackout Periods”). Each Blackout Period begins at 12:01 a.m. Eastern time on the fifteenth day of the third month of the quarter (i.e. 12:01 a.m. Eastern time on each March 15, June 15, September 15 and December 15) and ends at 11:59 p.m. Eastern time on the close of trading on the second full trading day following the public dissemination by Caesarstone of its quarterly (or, in the case of the fourth quarter, annual) financial results by press release to the national wire services or by making a filing with the SEC. The foregoing prohibitions do not apply to:

•	purchases of Caesarstone securities and Derivative Securities from Caesarstone or sales of Caesarstone securities and Derivative Securities to Caesarstone;

•
exercises of stock options or other equity awards, the surrender of shares to Caesarstone in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards that do not involve a market sale of Caesarstone securities and Derivative Securities (the “cashless exercise” of a Caesarstone stock option through a broker does involve a market sale of Caesarstone securities and Derivative Securities, and therefore would not qualify under this exception);

•
gift transactions for family planning purposes or estate planning purposes, where Caesarstone securities and Derivative Securities are gifted to a person or entity subject to this Policy; unless the person making the gift has reason to believe that the recipient intends to sell the securities while the donor is in possession of material, non-public information about Caesarstone and provided that persons subject to the Prior Approval Requirement must clear any such gift in accordance with the clearance procedures set forth herein; and

•
purchases or sales of Caesarstone securities and Derivative Securities made pursuant to any binding contract, specific instruction or written plan entered into while the purchaser or seller, as applicable, was unaware of any material, non-public information and which contract, instruction or plan (i) meets all requirements of the affirmative defense provided by Rule 10b5-1 promulgated under the Exchange Act (“Rule 10b5-1”), (ii) was pre-cleared in advance pursuant to this Policy and (iii) has not been amended or modified in any respect after such initial pre-clearance without such amendment or modification being pre-cleared in advance pursuant to this Policy.

In addition to and without derogating from anything stated herein, any Covered Person, at any time and from time to time, may be informed by the Chief Financial Officer or the General Counsel that he or she, and his or her Associates, are subject to a special blackout period (in addition to the quarterly blackout periods described above), due to such person's involvement in or knowledge of a particular matter that has not yet been disclosed to the public. Covered Persons so advised are prohibited from trading in Caesarstone securities or Derivative Securities until they receive further notice. Any Covered Person or their Associates made aware of the existence of such special blackout period should not disclose the existence of such blackout for any reason.

It is important to keep in mind that, even when a Blackout Period is not in effect, the prohibition on trading on material, nonpublic information continues to apply.

V.          Approved Plans

Transactions by Covered Persons and their Associates under a previously established contract or instruction to trade in the Company’s shares (each an “Approved Plan”), a written trading plan compliant with Rule 10b5-1 and applicable state laws, will not violate this Policy and are not subject to the Blackout Period restrictions if the following conditions are met:

•
An Approved Plan must be submitted for approval to the Company’s Chief Financial Officer or the General Counsel, at least 30 days before any transactions under the Approved Plan commence. Directors and senior management are subject to a longer “cooling-off period” as required by Rule 10b5-1.

•	An Approved Plan must comply with the requirements of the Rule 10b5-1 under the U.S.A Securities Exchange Act of 1934, as amended (the “1934 Act”), including the following:
(i)	it must be a written, binding contract, instruction or plan entered into outside of a Blackout Period and at such time when the Covered Person is not in possession of material, nonpublic information;
(ii)
The Covered Person must enter into the Approved Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. Where required by Rule 10b5-1, the Approved Plan must include representations certifying these conditions;

(iii)
The Approved Plan must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Covered Person or Associate and otherwise is not in possession of material non-public information) to effect one or more purchase or sale transactions for the account of the instructing person;

(iv)	The Covered Person may not exercise any subsequent influence over how, when or whether the transactions are effected; and
(v)	The purchase or sale must occur pursuant to the Approved Plan.

•
A Covered Person may only have one Approved Plan at any given time, except in limited circumstances permitted by Rule 10b5-1. Any amendments to an Approved Plan must occur outside of quarterly Blackout Periods, when the Covered Person does not possess material, nonpublic information, and must be preapproved by the Chief Financial Officer or the General Counsel, at least 30 days before any trades occur under the amended Approved Plan. Directors and senior management are subject to a longer “cooling-off period” for amendments that modify the amount, price, or timing of purchases or sales. Previously scheduled trades under the Approved Plan may continue until the amended Approved Plan takes effect.

•
Any Covered Person or their Associate must report to the General Counsel of Caesarstone (i) all transactions made pursuant to the Approved Plan and (ii) the completion or termination of the Approved Plan.

•
Caesarstone reserves the right to publicly announce, or respond to inquiries from the media regarding, the implementation of Approved Plans or the execution of transactions made under an Approved Plan. Caesarstone also reserves the right, from time to time, to suspend, discontinue, or otherwise prohibit transactions under an Approved Plan if the Chief Financial Officer or the General Counsel, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company. Transactions prohibited under Section V of this Policy, including short sales and hedging transactions, may not be carried out through an Approved Plan.

•
Compliance of an Approved Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Approved Plan are the sole responsibility of the person initiating the Approved Plan, and none of the Company, the Chief Financial Officer, the General Counsel, or the Company’s other employees assume any liability for any delay in reviewing and/or refusing an Approved Plan submitted for approval nor the legality or consequences relating to a person entering into or trading under an Approved Plan.

VI.         Short Term Speculation; Hedging Transaction Restrictions

Caesarstone considers it improper and inappropriate for any Covered Person or their Associates to engage in short-term or speculative transactions in Caesarstone securities or in other transactions in Caesarstone securities that may transfer the full risks and rewards of ownership over Caesarstone securities. Therefore, it is Caesarstone’s policy that Covered Persons and their Associates may not engage, in any of the following transactions:

•
Publicly Traded Options.  A transaction in options is, in effect, a bet on the short-term movement of Caesarstone shares and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited absent prior written approval of the Chief Financial Officer or the General Counsel of Caesarstone.

•
Standing Orders.  A standing order placed with a broker to sell or purchase Caesarstone shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of an Approved Plan – executed by the broker when the Covered Person is aware of material nonpublic information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any regular or designated blackout period and at any time that the Covered Person is aware of material, non-public information.

•
Hedging Transactions.  Certain forms of hedging or monetization transactions allow Covered Persons to lock in much of the value of their Caesarstone securities, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Person to continue to own the covered Caesarstone security, but without the full risks and rewards of ownership. Such transactions may use methodologies or financial instruments including, but not limited to, short sales, puts, calls, collars, prepaid variable forward contracts and exchange funds.  When that occurs, the Covered Person may no longer have the same objectives as Caesarstone’s other security holders. Therefore, Covered Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a Caesarstone security absent prior written approval of the Chief Financial Officer or the General Counsel of Caesarstone.

Any Covered Person who has questions as to whether a particular strategy would violate the Policy is advised to contact the Chief Financial Officer or the General Counsel of Caesarstone.

VII.         Application of the Policy to Caesarstone’s Equity Incentive Plans and Gifts

The provisions of the Policy apply to various investment decisions concerning Caesarstone securities made by a Covered Person in connection with Caesarstone's employee benefit plans, as are in effect from time to time.

Equity Incentive Plans

The Policy does not apply to the grant or the cash exercise of stock options granted under Caesarstone’s equity incentive plans as in effect from time to time, and also would not apply to the delivery of shares to Caesarstone, or the withholding of shares by Caesarstone, upon exercise of such options as payment of the exercise price for such options or for tax withholding, to the extent such transactions are permissible under the equity incentive plans.  However, the delivery, or the attestation to the ownership, of Caesarstone shares to any third party in payment for the exercise price of a stock option and/or for tax withholding, known as a “cashless” or “same-day sale” exercise, as well as any sale to a third party of Caesarstone shares acquired upon the exercise of a stock option, is subject to the same restrictions that apply to any other sale of Caesarstone shares, including the Blackout Period restrictions and the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person.  These restrictions also apply to any Associate who acquires a transferred stock option.

The Policy also does not apply to the award of restricted shares or restricted share units or the withholding of shares by Caesarstone from such restricted shares or restricted share units for tax withholding purposes. The sale of Caesarstone shares acquired on the date of release of such restricted shares or restricted share units to any third party (including for tax withholding purposes) is subject to the same restrictions that apply to any other sale of Caesarstone shares, including the Blackout Period restrictions and the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person.

Gifts

Gift transactions for family planning purposes or estate planning purposes, where securities are gifted to a person or entity, are not subject to the restrictions contained in the Policy.

VIII.        Post-Termination Transactions

The restrictions imposed by the policy will continue to apply to transactions in the Company’s securities even after the Covered Person's termination of service to the Company. If Covered Person is in possession of material nonpublic information when the service terminates, he/she may not trade in the Company’s securities until that information has become public or is no longer material. If Covered Person were subject to an event-specific blackout period or quarterly blackout period at the time of his/her termination of service to the Company, he/she must not purchase, sell or otherwise transfer any security of the Company while such blackout period remains in effect

VIII.    Reason for the Prohibition

Under the federal securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the securities of that company while in possession of material, nonpublic information. Violators may be subject to criminal prosecution and/or civil liability.

A criminal prosecution can result in a fine of up to $5 million (no matter how small the profit or even if there is a loss) and imprisonment for up to 20 years. Civil actions may be brought by a private plaintiff or the SEC. A person who has been found in a civil action brought by the SEC to have violated the prohibition on insider trading by purchasing or selling a security while in possession of material, nonpublic information, or by communicating such information to another person who engages in such trading, can be held liable for a penalty up to three times the profit gained, or the loss avoided, by the person who traded while in possession of material, nonpublic information. The SEC also has the authority to obtain a court order that bars a person who has engaged in insider trading from serving, either permanently or for a period of time, as a director or officer of a public company. There are no limits on the size of the transaction that can trigger insider trading liability. Relatively small trades have in the past occasioned civil and criminal investigations and lawsuits.

Insider trading also can generate significant adverse publicity and, as a result, cause a substantial loss of confidence in Caesarstone and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of Caesarstone shares and other securities to the detriment of Caesarstone and its shareholders.

Remember, anyone scrutinizing your transactions in Caesarstone securities or Derivative Securities will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

X. Conclusion

Caesarstone will strictly enforce the prohibitions against insider trading and the additional restrictions and procedures set forth in this Policy. Any Covered Person, or their Associate, of Caesarstone or any Related Company who is uncertain regarding the applicability of the Policy is urged to contact the Chief Financial Officer or the General Counsel of Caesarstone prior to executing any sale or purchase transaction involving Caesarstone securities or Derivative Securities to determine if he or she may properly proceed. Directors and officers of Caesarstone should be particularly careful, since avoiding the appearance of engaging in stock transactions on the basis of material, nonpublic information can be as important as avoiding consummating a transaction actually based on such information.

CAESARSTONE LTD.
INSIDER TRADING POLICY
ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of the attached Insider Trading Policy (the “Policy”) of Caesarstone Ltd. ("Caesarstone") and hereby covenants that he or she will strictly comply with the Policy. The undersigned hereby agrees that if he or she is contemplating a sale or purchase transaction involving any Caesarstone securities or a Derivative Security (as defined in the Policy) and is unsure of the applicability of the Policy that he or she will contact the Chief Financial Officer or General Counsel of Caesarstone prior to executing the transaction to determine if he or she may properly proceed.

Directors and any officers should be particularly careful to avoid even the appearance of engaging in any stock transaction on the basis of material, nonpublic information, which can be as important as avoiding a transaction actually based on such information.

By: Name: Title: Date:

Please acknowledge your receipt of the attached insider trading policy by dating and signing this acknowledgment and returning it to [____________] at [_________] in the Caesarstone corporate office.